                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                   ICO, INC.
                               ----------------
                               (Name of Issuer)

                          Common Stock, No par value
                        ------------------------------
                        (Title of Class of Securities)

                                   449294206
                                --------------
                                (CUSIP Number)

                             Shannon Self, Esquire
                          Self, Giddens & Lees, Inc.
                              2725 Oklahoma Tower
                                210 Park Avenue
                         Oklahoma City, Oklahoma 73102
                                (405) 232-3001
                 -----------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 14, 1997
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six (6) copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 449294 20 6


(1)   Names of Reporting Persons,                            Aubrey K. McClendon
      S.S. or I.R.S. Identification                                  ###-##-####
      Nos. of Above Persons

(2)   Check the Appropriate Box if                                   (a) [ ]
      a Member of a Group (See                                       (b) [X]
      Instructions)

(3)   SEC Use Only

(4)   Source of Funds (See Instruc-                                        OO,PF
      tions)

(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)                                            [ ]

(6)   Citizenship or Place of Organi-                                        USA
      zation

                           (7)  Sole Voting Power                        525,700

Number of Shares           (8)  Shared Voting Power                            -
Beneficially
Owned by Each              (9)  Sole Dispositive                         525,700
Reporting Person                Power
With:
                           (10) Shared Dispositive                             -
                                Power

(11)  Aggregate Amount Beneficially                                      525,700
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                                          [ ]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                                          2.5%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                                           IN
      Instructions)

                               Page 2 of 9 Pages

CUSIP NO. 449294 20 6


(1)   Names of Reporting Persons,                                    Tom L. Ward
      S.S. or I.R.S. Identification                                  ###-##-####
      Nos. of Above Persons

(2)   Check the Appropriate Box if                                       (a) [ ]
      a Member of a Group (See                                           (b) [X]
      Instructions)

(3)   SEC Use Only

(4)   Source of Funds (See Instruc-                                        OO,PF
      tions)

(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)                                            [ ]

(6)   Citizenship or Place of Organi-                                        USA
      zation

                           (7)  Sole Voting Power                        525,700

Number of Shares           (8)  Shared Voting Power                            -
Beneficially
Owned by Each              (9)  Sole Dispositive                         525,700
Reporting Person                Power
With:
                           (10) Shared Dispositive                             -
                                Power

(11)  Aggregate Amount Beneficially                                      525,700
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                                          [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                                          2.5%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                                           IN
      Instructions)

                               Page 3 of 9 Pages

CUSIP NO. 449294 20 6


                             Preliminary Statement
                             ---------------------

This Schedule 13D is submitted on behalf of Aubrey K. McClendon, an individual, and Tom L. Ward, an individual. Because certain information set forth in this
Schedule 13D may indicate group status between Mr. McClendon and Mr. Ward, this
Schedule 13D is submitted jointly by such reporting persons. However, McClendon and Ward each disclaim the presence of any agreement among them to act as a group for purposes of acquiring , holding or disposing of the securities reported herein.


Item 1.     Security and Issuer.
            --------------------

     This Schedule 13D relates to the shares of common stock, no par value per share (the "Common Stock"), of ICO, Inc., a Texas corporation ("ICO"), which has its principal executive offices at 11490 Westheimer, Suite 1000, Houston, Texas 77077.


Item 2.     Identity and Background.
            ------------------------

     Aubrey K. McClendon
     -------------------

     (a)-(c) Mr. McClendon is the Chairman of the Board and Chief Executive Officer of Chesapeake Energy Corporation, an Oklahoma corporation ("Chesapeake Energy"), 6100 North Western Avenue, Oklahoma City, Oklahoma 73118. Chesapeake Energy is engaged in oil and gas exploration and development.

     (d) During the past five (5) years, Mr. McClendon has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five (5) years, Mr. McClendon has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction as a result of which Mr. McClendon is, or was, subject to a judgment, decree or final order enjoining future relations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

                               Page 4 of 9 Pages

CUSIP NO. 449294 20 6


     Tom L. Ward
     -----------

     (a)-(c) Mr. Ward is the President and Chief Operating Officer of Chesapeake Energy.

     (d) During the past five (5) years, Mr. Ward has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five (5) years, Mr. Ward has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction as a result of which Mr. Ward is, or was, subject to a judgment, decree or final order enjoining future relations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

     Aubrey K. McClendon
     -------------------

     The 525,700 shares of the Common Stock of ICO owned by Mr. McClendon were purchased in the open market through brokerage transactions. The investment cost (excluding commissions) of the 133,150 shares acquired by Mr. McClendon in the past sixty days was $807,111.75. All or substantially all of the funds utilized to purchase the 525,700 shares consisted of funds borrowed by Mr. McClendon pursuant to a margin account with Rauscher Pierce Refsnes, Inc. Such borrowed amounts do not include an adjustment for subsequent repayments of such borrowings from Mr. McClendon's personal funds because of the inherent difficulty in tracing the application of such funds.

                               Page 5 of 9 Pages

CUSIP NO. 449294 20 6


     Tom L. Ward
     -----------

     The 525,700 shares of the Common Stock of ICO owned by Mr. Ward were purchased through brokerage transactions. The investment cost (excluding commissions) of the 133,150 shares acquired by Mr. Ward in the past sixty days was $807,111.75. All or substantially all of the funds utilized to purchase the 525,700 shares consisted of funds borrowed by Mr. Ward pursuant to a lending arrangement with Rauscher Pierce Refsnes, Inc. Such borrowed amounts do not include an adjustment for subsequent repayments of such borrowings from Mr. Ward's personal funds because of the inherent difficulty in tracing the application of such funds.


Item 4.     Purpose of Transaction.
            -----------------------

     The reporting persons each purchased shares of Common Stock of ICO for purposes of investment. In the future any one or more of the reporting persons may decide to (i) purchase additional shares of Common Stock or
     (ii) dispose of any or all of the Common Stock of ICO in any manner permitted by applicable securities laws.

     As a part of each reporting person's continuing assessment of the reporting person's investment in the Common Stock of ICO, one or more of the reporting persons may communicate with, among others, ICO's management, ICO's Board of Directors, and other ICO shareholders. In addition, each of the reporting persons reserves the right to exercise any and all of the reporting person's rights as a stockholder of ICO in a manner consistent with the reporting person's equity interest.

     Except as set forth above, each of the reporting persons has no present plans or intentions relating to the transactions described in subparagraphs
     (a) through (j) of Item 4 of Schedule 13D.


Item 5.     Interest in Securities of the Issuer.
            -------------------------------------

     The aggregate percentage of shares of Common Stock reported as beneficially owned by each person herein is based upon 20,900,678 shares of Common Stock outstanding, as reported in ICO's quarterly report on Form 10-Q for the quarterly period ending December 31, 1996.

                               Page 6 of 9 Pages

CUSIP NO. 449294 20 6

     (a) The following table sets forth the aggregate number and percentage of the class of Common Stock of the ICO identified pursuant to Item 1 beneficially owned by each person named in Item 2:

Person                        Amount    Percent
------                      ----------  --------

     Aubrey K. McClendon    525,700         2.5%

     Tom L. Ward            525,700(1)      2.5%

---------------------------
             (1) This amount does not include 31,800 shares owned of record and beneficially by the Trustee of the Tom L. Ward Children's Trust (the "Trust"). The Trustee exercises sole voting and dispositive power over the shares owned by the Trust, and Mr. Ward disclaims beneficial ownership of such shares.

     (b) The following table sets forth, for each person identified under paragraph (a), the number of shares of Common Stock of ICO as to which the person has (1) the sole power to vote or direct the voting, (2) shared power to vote or direct the voting, (3) the sole power to dispose or to direct the disposition, or (4) shared power to dispose or to direct the disposition:

Person                        Amount    Percent
                            ----------  --------

     Aubrey K. McClendon    525,700         2.5%

     Tom L. Ward            525,700(1)      2.5%

---------------------------
             (1)  See footnote (1) under paragraph (a) of Item 5.

     (c) During the past sixty (60) days from the date of this Schedule 13D, the following transactions were effected in the Common Stock on the open market by a reporting person named in response to Paragraph (a) of this
     Item 5:

                               Page 7 of 9 Pages

CUSIP NO. 449294 20 6


            Aubrey K. McClendon
            -------------------

                           Number     Price,
                           of Shares  Excluding
              Date         Acquired   Commission
            --------       ---------  ----------
            01-15-97           7,500     $ 6.375
            01-15-97           2,500       6.375
            01-16-97          12,000        6.50
            01-17-97          10,000        6.50
            01-21-97           5,650      6.3473
            01-23-97          10,000       6.375
            01-28-97          20,000      6.0625
            01-30-97          10,000       5.875
            02-04-97           3,500       5.875
            02-05-97          10,000       5.875
            02-06-97          20,000      5.8125
            02-06-97           2,500      5.8125
            03-04-97          15,000      5.6333
            03-07-97           1,000      5.8125
            03-14-97           3,500      5.8125

            Tom L. Ward
            -----------

                           Number     Price,
                           of Shares  Excluding
              Date         Acquired   Commission
            --------       ---------  ----------
            01-15-97          10,000     $ 6.375
            01-16-97          12,000        6.50
            01-17-97          10,000        6.50
            01-21-97           5,650      6.3473
            01-23-97          10,000       6.375
            01-28-97          20,000      6.0625
            01-30-97          10,000       5.875
            02-04-97           3,500       5.875
            02-05-97          10,000       5.875
            02-06-97          17,000      5.8125
            02-06-97           5,500      5.8125
            03-04-97          15,000      5.6333
            03-07-97           1,000      5.8125
            03-14-97           3,500      5.8125

     (d)    See Item 6, below.

     (e)    Not applicable.

                               Page 8 of 9 Pages

CUSIP NO. 449294 20 6


Item 6. Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Issuer.
            ------------------------------------------------------------------

     The Agreement dated February 25, 1994 between Aubrey K. McClendon and Rauscher Pierce Refsnes, Inc. ("Rauscher") and the Agreement dated October 25, 1991 between Tom L. Ward and Rauscher each contain standard default and remedial provisions.


Item 7.     Materials to be Filed as Exhibits.
            ---------------------------------

1.   Joint Filing Agreement.

2. Agreement between Aubrey K. McClendon and Rauscher Pierce Refsnes, Inc., dated February 25, 1994.

3. Agreement between Tom L. Ward and Rauscher Pierce Refsnes, Inc., dated October 25, 1991.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:      March 14, 1997.

                                /s/ Aubrey K. McClendon
                               ---------------------------------
                               Aubrey K. McClendon


                                /s/ Tom L. Ward
                               --------------------------------
                               Tom L. Ward

                               Page 9 of 9 Pages

                            JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

            IN WITNESS WHEREOF, the undersigned hereby execute this agreement on March 24, 1997.


                              /s/ Aubrey K. McClendon
                              ------------------------------------------
                              Aubrey K. McClendon, an individual



                              /s/ Tom L. Ward
                              ------------------------------------------
                              Tom L. Ward, an individual

                   MARGIN ACCOUNT APPLICATION AND AGREEMENT

     This agreement sets forth the rights and obligations of Rauscher Pierce Refsnes, Inc. and its affiliate, Regional Operations Group, Inc., by which its accounts are carried and through which its trades are cleared and settled on a fully disclosed basis and the undersigned ("Customer," whether one or more) in connection with a margin account or accounts established for the Customer. If this account is introduced by Rauscher Pierce Refsnes, Inc. to Regional Operations Group, Inc., Customer acknowledges having received a notice pursuant to Rule 382 of the New York Stock Exchange describing the responsibilities with respect to this account of each of such firms. If this account is introduced to Regional Operations Group, Inc. by another brokerage firm through the courtesy of RPR Correspondent Services, a division of Rauscher Pierce Refsnes, Inc., Customer acknowledges having received a notice pursuant to such Rule describing the responsibilities with respect to this account of each of such firms. As used in this agreement, the term "RPR" shall refer to Rauscher Pierce Refsnes, Inc., RPR Correspondent Services and/or Regional Operations Group, Inc. as the context requires and as determined by such entities pursuant to the applicable clearing agreement entered into by them with the introducing broker. RPR and Customer agree to the following with respect to any of Customer's accounts with RPR for the purchase and sale of securities:

1. All transactions in RPR accounts for Customer will be handled in accordance with and subject to: (a) applicable constitutions, rules, regulations, bylaws, customs, and usages of the National Association of Securities Dealers, Inc. and of the exchanges, markets, and clearing corporations, if any, where the transactions are executed and cleared by RPR; and (b) applicable federal laws and rules and regulations promulgated under such laws.

2. Customer understands that RPR is not acting for Customer as a trustee or in any other fiduciary capacity under this agreement and that RPR's responsibility is expressly limited to acting as a broker or dealer with respect to trades executed pursuant to Customer's instructions. Confirmation of transactions and statements of Customer's account will be conclusive as to accuracy and authorization of RPR to execute the trades indicated on the confirmations or statements if not objected to in writing by Customer within 10 days after mailing by RPR to Customer.

3. Any cash balance in Customer's account as of the end of the business day will be automatically deposited in the RPR Credit Interest Program (CIP) which will pay Customer interest at rates that will vary with market conditions. Customer represents to RPR that any deposit of funds into CIP is with the intention of investing such funds, and not merely for the purpose of receiving interest. If Customer places a buy or sell order while the account has insufficient cash or securities, respectively, to settle the transaction, then customer will deposit promptly (and not later than the settlement date) into the account cash or securities to settle the respective buy or sell order.

4. Customer represents that the undersigned has all required legal capacity and authorization to enter into this agreement and to place orders to purchase or sell securities or other assets in the account and otherwise give instructions to RPR under this agreement. RPR and Customer may have entered into, or may subsequently enter into, additional written agreements with each other concerning, for example, trading in options, or establishing additional accounts which may or may not be joint accounts. This agreement, including the arbitration provisions, supplements without replacing or being replaced by any other agreements between RPR and Customer. If any provision of this agreement is found invalid or unenforceable in any respect, then that finding will not affect the validity of the remaining provisions of the agreement.

5. CUSTOMER UNDERSTANDS THAT THIS AGREEMENT CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE IN PARAGRAPH 6 BELOW, AND THAT:

     (A)  ARBITRATION IS FINAL AND BINDING ON THE PARTIES;
     (B) THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL;
     (C) PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS;
     (D) THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED; AND
     (E) THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.

6. CUSTOMER AND RPR AGREE THAT ALL CONTROVERSIES THAT MAY ARISE AT ANY TIME BETWEEN CUSTOMER AND RPR CONCERNING ANY TRANSACTION OR OTHERWISE RELATING, DIRECTLY OR INDIRECTLY, TO THE CONSTRUCTION, PERFORMANCE, OR ASSERTED BREACH OF THIS OR ANY OTHER AGREEMENT OR OBLIGATION BETWEEN RPR AND CUSTOMER WHETHER ENTERED INTO PRIOR, ON, OR SUBSEQUENT TO THE DATE HEREOF, WILL BE DETERMINED BY ARBITRATION. ANY SUCH ARBITRATION WILL BE GOVERNED BY THE SUBSTANTIVE AND PROCEDURAL ARBITRATION LAW OF THE STATE OF NEW YORK, WITHOUT REGARD TO IT'S CHOICE OF LAW PROVISIONS. SUCH ARBITRATION WILL BE IN ACCORDANCE WITH THE ARBITRATION RULES THEN IN EFFECT OF THE NEW YORK STOCK EXCHANGE, INC. OR OF ANY OTHER EXCHANGE OF WHICH RPR IS A MEMBER, THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC., OR THE MUNICIPAL SECURITIES RULEMAKING BOARD. CUSTOMER AUTHORIZES RPR TO ELECT AMONG THESE SPONSORING ORGANIZATIONS IF CUSTOMER DOES NOT MAKE AN ELECTION BY SENDING TO RPR WRITTEN NOTICE OF CUSTOMER'S ELECTION WITHIN FIFTEEN DAYS AFTER RPR SENDS TO CUSTOMER WRITTEN NOTICE REQUESTING SUCH ELECTION. THE AWARD OF THE ARBITRATORS, OR A MAJORITY OF THEM, WILL BE FINAL AND BINDING AND JUDGEMENT ON THE AWARD MAY BE ENTERED IN ANY COURT HAVING JURISDICTION. FOR PURPOSES OF THIS PARAGRAPH, "RPR"

INCLUDES ITS DIRECTORS, OFFICERS, EMPLOYEES, AGENTS, AND PARENT, SUBSIDIARY, AFFILIATED, AND SUCCESSOR COMPANIES.

     NO PERSON SHALL BRING A PUTATIVE OR CERTIFIED CLASS ACTION TO ARBITRATION, NOR SEEK TO ENFORCE ANY PRE-DISPUTE ARBITRATION AGREEMENT AGAINST ANY PERSON WHO HAS INITIATED IN COURT A PUTATIVE CLASS ACTION; WHO IS A MEMBER OF A PUTATIVE CLASS WHO HAS NOT OPTED OUT OF THE CLASS WITH RESPECT TO ANY CLAIMS ENCOMPASSED BY THE PUTATIVE CLASS ACTION UNTIL:

     (I)       THE CLASS CERTIFICATION IS DENIED;
     (II)      THE CLASS IS DECERTIFIED; OR
     (III)     THE CUSTOMER IS EXCLUDED FROM THE CLASS BY THE COURT.

     SUCH FORBEARANCE TO ENFORCE AN AGREEMENT TO ARBITRATE SHALL NOT CONSTITUTE A WAIVER OF ANY RIGHTS UNDER THIS AGREEMENT EXCEPT TO THE EXTENT STATED HEREIN.

     THIS AGREEMENT AND THE RIGHTS OF THE PARTIES UNDER IT WILL BE GOVERNED BY NEW YORK LAW.

7. Customer agrees that all securities and other property which RPR may hold or control for Customer or which are due to Customer (either individually or jointly with others), and the proceeds thereof,shall be subject to, and there is hereby granted, a general lien, security interest and right of setoff to RPR for the discharge of all Customer's obligations to RPR. RPR may, in its discretion and without notice to the Customer, deduct any amounts which may become due to RPR from Customer's account and apply or transfer any of Customer's securities and other property interchangeably between any of Customer's accounts.

8. Customer agrees to maintain margins for Customer's account as RPR may require from time to time. Customer agrees to pay interest charges which are imposed, in accordance with RPR's usual custom, but in no event higher than the maximum rate allowed by law, with respect to Customer's account and to pay on demand any debit balance owing with respect to Customer's account. Customer acknowledges review of the disclosure on the back of this agreement concerning interest charges to customers. Customer agrees to pay promptly any custody or other fees which may be imposed by RPR with respect to the account. Customer will pay agency commissions or dealer charges determined by RPR on transactions in Customer accounts, transaction fees and costs that RPR incurs in connection with transactions in Customer accounts, and such charges as RPR may make to cover RPR's facilities and extra services.

9. Customer agrees to designate all sell orders for securities as either "long" or "short." The designation of a sale of a security as "long" constitutes a certification that the securities to be sold are owned by Customer and, if such securities are not in RPR's possession, the placing of such order shall constitute a warranty by Customer that Customer shall deliver such securities to RPR on or before settlement date.

10. In the event of default of any obligation to RPR, or if for any reason RPR may deem it advisable for it's protection, RPR may, without notice or demand to Customer, and at such time and place as RPR may reasonably determine, sell any securities or other property which RPR may hold for Customer or which is due to Customer (either individually or jointly with others) and apply the proceeds to the discharge of the obligation, or buy in or borrow any securities or other property sold for Customer's account but undelivered by Customer, and cancel any outstanding orders and take such other action as RPR deems appropriate.
Customer shall remain liable for any deficiency and shall promptly reimburse RPR for any loss or expense incurred thereby, including losses sustained by reason of RPR's inability to borrow any securities or other property sold for Customer's account. RPR's rights and obligations under this agreement are assignable by RPR to any company which is affiliated with RPR, with or without notice by RPR to Customer.

11. Customer agrees that securities and other property in Customer's account may be carried in RPR's general loans and may be pledged or hypothecated separately or in common with other securities and any other property for the sum due to RPR thereon or for a greater sum and without retaining in RPR's possession and control for delivery a like amount of similar securities or other property. RPR is further authorized to collect all income and other payments which may become due on Customer's securities.

12. Customer and RPR agree that the accounts maintained hereunder may be terminated by RPR or Customer at any time effective upon the giving of notice of such termination to Customer or to RPR, as the case may be. Upon any such termination, the provisions or this agreement shall nevertheless remain in effect with respect to all securities and other property then held in such account or accounts, all transactions previously executed by RPR hereunder and all orders from Customer previously given to and accepted by RPR hereunder and not otherwise canceled pursuant to the terms of this agreement. Customer agrees that RPR may, in RPR's sole discretion and without prior notice to Customer, refuse to accept any order from Customer in connection with the purchase or sale of securities by giving notice of such refusal to Customer as soon as practicable after RPR is given such order.

  THIS IS A BINDING CONTRACT.  READ IT CAREFULLY BEFORE SIGNING.
 THIS AGREEMENT CONTAINS A PRE-DISPUTE CLAUSE AT PARAGRAPH 5 AND 6.

LOAN CONSENT
   I ACKNOWLEDGE THAT MY SECURITIES WHEN BEING USED AS COLLATERAL FOR A LOAN BY YOU MAY BE LOANED, SEPARATELY OR TOGETHER WITH THE SECURITIES OF OTHERS, EITHER TO RAUSCHER PIERCE REFSNES, INC., REGIONAL OPERATIONS GROUP, OR OTHERS.


---------------------------------------------                     Dated: 2/25/94
Name of account if other than Customer Name(s)

   6104 N. Western             \s\ Aubrey K. McClendon
--------------------------  --------------------------------    -------------------------------
Street Address              Signature of Customer (or           Signature of Customer #2 (or
                            authorized person, if applicable)   authorized person, if applicable)
                                                                if a joint account
  Oklahoma City, OK  73118        Aubrey K. McClendon
--------------------------  --------------------------------    -------------------------------
                            Printed Name of Customer            Printed Name of Customer #2 (or
                                                                authorized person, if applicable)
                                                                if a joint account
--------------------------  --------------------------------    -------------------------------
City, State & Zip Code      Title, if applicable (e.g.:         Title, if applicable (e.g.:
                            President, Partner, Trustee,        President, Partner, Trustee,
                            Custodian)                          Custodian)

--------------------------
Telephone Number, including Area Code

                              For Office Use Only


------------------------- ------------------------------ -----------------------
                           Account Executive Signature   Branch Manager Approval


                      MARGIN ACCOUNT DISCLOSURE STATEMENT

     Rule 10b-16 of the Securities and Exchange Commission requires disclosure of the elements of interest cost which will be incurred by a customer through his or her use of credit from broker-dealers in margin transactions. Such borrowings through margin account transactions are charged interest at variable rates and these rates may be adjusted upward at any time without notice to the borrower. Therefore, to comply with rule 10b-16 and to further explain the agreement a customer must sign to maintain a margin account, set out below are the specific elements of the costs of a margin transaction. Please read these elements carefully to see that they are acceptable to you since all margin transactions will be governed by them. (1.) An interest charge is made on a customer's debit balance (amount borrowed.) This debit balance is reduced by any credit balance other than a short account (type 6) credit. (2.) The annual rate of interest charged the customer on his or her debit balance will not exceed 5% above the applicable rate which a bank would charge RPR to borrow to finance customer's margin purchases (brokers call money rate). The rate of interest charged to you will depend upon factors such as, but not limited to, the size of your net debit balance, our evaluation of the commission income generated in your accounts, the service required for the account, etc. Your rate of interest will also vary without notice in accordance with changes in the broker's call money rate. As that rate is raised or lowered by the banks, your interest rate may be raised or lowered correspondingly without notice to you; however, in no event shall the interest rate charged pursuant hereto be in excess of the interest allowed by applicable law. When your interest rate is to be increased for any reason other than as stated above, at least thirty (30) days prior written notice will be given. (3.) Interest computation on net debit balances is on a daily basis. Both the debit balance and the daily interest at the aforesaid rates are computed each day. Tour daily interest charge for any day would be computed by multiplying your debit balance by the annual rate of interest described above and dividing by 360. (4.) No credit charges are charges other than interest as herein explained. (5.) According to the rules of the New York Stock Exchange, a customer must maintain minimum maintenance cash value requirements in his or her margin account. The minimum requirements, expressed in terms of percentages, vary from time to time, and certain types of securities have greater maintenance percentages than others. Although the New York Stock Exchange has minimum standards, each New York Stock Exchange member firm may set its maintenance requirements higher than the New York Stock Exchange, and in some cases RPR may thus have a higher minimum. Subject to the minimum set by the New York Stock Exchange, the setting of minimum maintenance requirements for customer's accounts is within the sole discretion of RPR. It must be noted that these minimum maintenance requirements may change without prior notice and, if raised, it is the customer's obligation to add to his or her equity; conversely, if lowered, the customer will have available more credit potential. (6.) A lien is placed on securities held in both the customer's margin and cash accounts whereby RPR may sell said securities if minimum margin maintenance levels are not complied with. Such liens are described more fully in the agreement which a customer must sign when opening a margin account. Please refer to the agreement for reference. Defined terms used herein have the same meanings ascribed to them under the agreement. (7.) Margin (type 2), interest is calculated daily based on the debit balance plus the market value of any short security in a type 6 account. For example, if an account had a settlement date debit balance in the type 2 account of $9,900, and a short common stock position with a market value of $15,000, we would adjust the settlement date balance for interest calculation only by adding the $15,000 market value to the $9,900 debit balance. The resulting balance of $24,900 would be used for that day to compute the interest charge.

                                   AGREEMENT

Introduction. This Agreement contains the terms governing my RPR Plus Account, including my relationship with you as brokers or dealers in the purchase or sale of securities and other property in my RPR Plus Account. I will read and keep this Agreement because my signature below binds me to its terms.

     In this Agreement, "I," "me," or "my" means each person who signs below, and the successors and assigns of such person. "You," "your," or "RPR" means Rauscher Pierce Refsnes, Inc. and its directors, officers, employees, affiliates, agents and successors. "Bank" means Investors Fiduciary Trust Company of Kansas City, Missouri. "Checks" means those "payable through drafts" by which I may withdraw funds from my RPR Plus Account. "INVESTORS MONEYCARDsm Account" means the account(s) established for me at the Bank. "Card means the one or more VISA GOLD Cards issued to me by the Bank for use with my INVESTORS MONEYCARDsm Account with the Bank. For purposes of this Agreement, "securities and other property" means, but is not limited to, money, securities, and financial instruments of every kind and nature (expect for commodities transacted in a separate commodities account maintained by you for me), including but not limited to stocks, bonds, notes, options, and government obligations.

                        Description of RPR Plus Account

1. RPR Plus Account. The RPR Plus Account consists of (1) my Securities Account with RPR, which will include a cash account, as well as a margin account if I wish to engage in margin transactions and/or desire the Credit Reserve Feature described below, (2) an INVESTORS MONEYCARDsm Account with the Bank, (3) the Automatic Cash Investment Fund chosen by me as explained below, and (4) at my election, a Credit Reserve Feature which, as a margin arrangement, provides for advances of funds to me, under certain conditions, to cover checks or Card charges in excess of the cash position in my account. My RPR Plus Account is described further, and is subject to the terms and conditions (including certain fees) listed below.

2. RPR Securities Account Margin Checks. My Securities Account will include a margin account unless I specifically reject the Credit Reserve Feature at the end of this agreement. You will act as broker or dealer for me to purchase or sell securities in my Securities Account. My Securities Account is further governed and described in the rest of this Agreement.

     I may withdraw funds from my RPR Plus Account by means of checklike instruments technically known as "payable through drafts" (the "Checks"). The Checks are drawn on RPR, but are payable through Norwest Bank St. Paul, National Association ("Norwest"). This means that, even though I do not have an account at Norwest, Norwest will process my Checks. The Checks will be paid by RPR, but only if my Authorized Limit, as defined in Section 9 below, on the day each Check is presented to RPR exceeds the amount of the

Check. With the exception of certain restrictions listed in "Check and Card Use" below, the Checks may otherwise be used in the same manner and are subject to normal procedures, rules, and regulations applicable to drafts payable through Norwest. I agree that any information I provide to RPR in connection with my RPR Plus account may be disclosed in whole or in part to Bank or its agents for use in administration of the INVESTORS MONEYCARDsm Account or to Norwest and its agents for use in processing of Checks.

3. Bank Account: Visa Card. Upon acceptance of my application by the Bank, the Bank will issue me one or more VISA GOLD Card(s) (the "Card"). All Card transactions are offered solely by and through the Bank, as a feature of its INVESTORS MONEYCARDsm Account. I may use the Card(s) issued by the Bank to make purchases of merchandise and services and to receive cash advances. All Card transactions will be processed by First Data Resources, Omaha, Nebraska
("FDR"). My INVESTORS MONEYCARDsm Account is further governed by my INVESTORS MONEYCARDsm Agreement.

4. Automatic Cash Investment Fund. Any available cash balance in my Securities Account as of the end of the business day will automatically be invested or deposited the next business day through the Automatic Cash Investment Fund that I have designated. I may choose from the following three Carnegie Funds Group Money Market Funds (which are further described in the Prospectus given me):
(1) Liquid Capital Income Trust; (2) Carnegie Government Securities Trust (money market series); (3) Carnegie Tax Free Income Trust; or I may choose (4) the RPR Credit Interest Program ("CIP"). If I fail to designate one of these funds as my "Automatic Cash Investment Fund", I understand and agree that RPR may select CIP as my Automatic Cash Investment Fund until such time as I select one of the other funds by written notice to RPR, and I represent to RPR that any deposit of funds into CIP is with the intention of ultimately investing such funds and not for the purpose of receiving interest, and that CIP has not caused me to refrain from depositing these funds in a bank or from purchasing from a bank any debt instrument.

                            Credit Reserve Feature:
                               Margin Agreements

5. Margin Agreements. I understand that unless I reject this Credit Reserve Feature, my Securities Account will include a margin account, I may trade securities on a margin basis as permitted by RPR and applicable law, and under my Authorized Limit for Car and Check transactions I will automatically be permitted to borrow against the value of securities in my account. I acknowledge that I have given you a security interest in property of mine as set out below, and that you will have all the rights described below, including the right to liquidate my account in accordance with the terms of this Agreement.

I agree that with respect to all margin accounts you now or hereafter establish for me, or otherwise with respect to all advances of credit or money made to me by you, the following terms and conditions shall apply, in addition to all other applicable terms and conditions set forth in this agreement, in the Margin Account and Interest Disclosure Statement, a copy of which I have received and which is incorporated herein by reference, and in other agreements between you and me:

(a) I agree that I will repay to you on demand all advances of credit or money made to me by you heretofore, now, or hereafter, in whole or in such part as you shall demand, strictly in accordance with your directions; and

(b) I agree that I will at all times maintain with you collateral acceptable to you of such value as you shall in your sole discretion, consistent with applicable federal regulations, determine and require, and that I will comply strictly with your initial and maintenance margin requirements; I acknowledge that no registered representative, branch office manager, or any other person claiming to act on your behalf is authorized to waive or modify your initial margin requirements or to postpone sell-outs or buy-ins.

6. Pledges. Whenever I am indebted to you or have a short position in my account, any property held by you in any account of mine may from time to time and without notice to me be pledged, repledged, hypothecated or re-hypothecated by you, separate or together with the property of others, either for more or less than the amount of my indebtedness to you, without your retaining in your possession or under your control for delivery a like amount of similar property.

                             Future RPR Amendments

7. Modifications. I further agree that you shall have the right to amend this Agreement, by modifying, supplementing, or rescinding any of its existing provisions at any time by sending me written notice of such amendments. Any such amendments shall be effective as of the date established by you, subject to applicable law. My use of the Card or Checks after receiving such written notice shall constitute my agreement to any such amendments, modifications, supplements, or recission.

                              Check and Card Use;
                                  Credit Terms

8. Restrictions; Purpose of Credit. Neither my Card(s) nor any Check can be used, either directly or indirectly, to purchase securities or any other products or services available from or through RPR, its affiliates or corespondents. Although this account is not intended to be used as a household checking account, I may write Checks in any amount which, when aggregated with my outstanding Card charges, are within my Authorized Limit. My Checks may not be certified, and the proceeds of my Checks will not be mailed or wired in accordance with my or the Check payee's instructions or made available to me or the Check payee until after 2:00 p.m. on the business day following the date on which the Check is presented to RPR by Norwest. An excessive number of Checks or Card transactions during any month is inconsistent with the investment purposes of the RPR Plus Program, and RPR may terminate my participation in the RPR Plus Program if, in RPR's sole judgment, it appears that the number of Checks and Card transactions under the RPR Plus Program is excessive.

9. Authorized Limit. The aggregate amount available at any time for Card and Check transactions (the "Authorized Limit") shall be the total from time to time of the uninvested free credit cash balance of my RPR Plus Account held pending investment plus the net asst value of my shares or interest in my Automatic Cash Investment Fund and, if I elect the Credit Reserve Feature, the available margin loan value of the marginable securities held in my RPR Plus Account, reduced by the amount of all charges against my INVESTORS MONEYCARDsm Account that have been reported to RPR by Bank, for which Bank has not been reimbursed, and the amount of all Checks paid by RPR but for which RPR has not yet reimbursed itself from my RPR Plus Account. Because my Authorized Limit is dependent upon the status of transactions in my RPR Plus Account INVESTORS MONEYCARDsm Account, my Authorized Limit will fluctuate from day to day.

10. Debits and Charges. Unlike standard credit card account procedures which are rendered monthly, Bank and Norwest will notify RPR as to the amount of any charges against my INVESTORS MONEYCARDsm Account presented for payment to and paid by Bank or FDR, and any Checks presented to Norwest. RPR will reimburse Bank (i) daily for the amount of cash advances pursuant to my Card paid by Bank or its agents and (ii) once each month for all other charges against my INVESTORS MONEYCARDsm Account on my behalf by Bank or its agents. RPR will reimburse itself daily for the amount of all Checks paid by RPR or its agents. RPR will make such reimbursement payments, however, only to the extent of my Authorized Limit on the day RPR is notified of such Checks, cash advances or charges, and RPR will not reimburse Bank for any cash advances or charges to the extent they exceed my Authorized Limit on that day. RPR will make all reimbursement payments to Bank in federal funds, or RPR will reimburse itself, on the day it receives notification from Bank or Norwest of the payment of the Check or a cash advance pursuant to my Card, and once each month for all other Card charges. RPR will further reimburse itself daily for any amounts I owe RPR for securities purchases I make or order, and other debits to my RPR Plus Account on such dates, at such times as it makes such reimbursements.

     RPR will reimburse itself and/or Bank without any specific instructions from me. I instruct RPR to reimburse itself first, from the free credit cash balance, if any, held in my RPR Plus Account pending investment. If this balance is insufficient, RPR is then authorized and instructed by me to sell or redeem enough of my shares or interests in my Automatic Cash Investment Fund at their net asset value to cover the amount due and to apply the proceeds to reimburse itself. Finally, should such sources prove insufficient and provided I have elected the Credit Reserve Feature, RPR will advance such monies, to the extent possible within the available margin loan value of the securities in my RPR Plus Account, to Bank or RPR for my account. If RPR makes such advances, the amount thereof will be a loan from RPR to me and will be collateralized by the securities in my margin account pursuant to the terms of this agreement.

     Each payment by RPR to Bank or RPR reduces my Authorized Limit by the amount of the payment. I agree to maintain sufficient cash and assets in my RPR Plus Account to ensure my Authorized Limit is sufficient to cover all Checks I write and all charges under my Card, both on the date that I write the Check or use the Card and on the date for payment of such charges. Neither Bank nor RPR has committed to lend me any amounts, except insofar as I have elected the Credit Reserve Feature and there are securities with an available margin loan value in my RPR Plus Account.

11. Overdraft. Should my applicable Authorized Limit at any time prove to be insufficient to satisfy all charges against my INVESTORS MONEYCARDsm Account that Bank or its agents have paid, so that RPR does not reimburse Bank for the amount of those charges, I will owe Bank the amount of those charges. Bank may then treat my INVESTORS MONEYCARDsm Account as being in default and impose a default charge for the time such account is in default in the manner and at the rate set out in my separate INVESTORS MONEYCARDsm Account Agreement with Bank. Any amount in default, including default charges, will be billed directly to me by Bank and will be due and payable from me to Bank immediately. Should my applicable Authorized Limit at any time prove to be insufficient to satisfy all Checks paid by RPR, so that RPR is not able to reimburse itself for the amount of those Checks, such amounts will be due and payable from me to RPR immediately.

12. Fees and Interest Charges. RPR will charge me an annual fee, which RPR may change at any time, for my participation in RPR Plus, and RPR will also charge me for Check reorders, stop payment orders, and Checks returned unpaid because my then-applicable Authorized Limit is not sufficient to cover the Checks, as well as for any fees Norwest charges RPR for my Checks. RPR will deduct such fees from my RPR Plus Account upon the opening thereof and as they are incurred thereafter. In addition, I will be charged a $1.00 fee for each cash advance made through a Card at an automatic teller machine, and an additional fee for Card(s) issued in replacement of a Card that is lost or stolen or in addition to
(2) Cards per account. RPR will reimburse Bank for these amounts as they become due, to the extent possible within the Authorized Limit in my RPR Plus Account. I agree to pay interest to you on any debit or delinquent balances (in any account of mine governed by this Agreement, whether margin, cash, or other) at your customary rate but in no event in excess of the maximum lawful rate, if any, all as further disclosed to me in the Margin Account and Interest

Disclosure Statement, a copy of which is included on the back of this agreement and incorporated herein by reference. I agree to pay agency commissions or dealer charges determined by you on transactions in my accounts, transaction fees and costs that you incur in connection with transactions in my account, and such charges as you may make to cover your facilities and extra services.

13. Periodic Reports Customer Representation. For each month in which there is activity in my RPR Plus Account, INVESTORS MONEYCARDsm Account, or both, I will receive an account statement from RPR which will set out the activity in my account, including but not limited to securities bought or sold in my RPR Plus Account, whether on margin or otherwise, all margin loans against securities in my RPR Plus Account, margin interest charges, all purchases of cash advances made with my Card, all Checks that were drawn on RPR by me, and any other charges or fees charged against my RPR Plus Account during that month. My cancelled receipts for transactions with my card will not be returned to me. Once a year, the amount of the annual fee charged by RPR for making RPR Plus available to me will be indicated on a monthly statement, and charged against my RPR Plus Account. I agree that I will review each account statement that you send to me and that if I do not object to the account statement by written notice to you within ten days after receipt of the account statement, you are entitled to consider my failure to make such an objection as a representation by me that the account statement is accurate, that all of the transactions reported in the account statement were made with authority by me, and that I waive any objections whatsoever to the execution of those transactions. In addition, I understand that I will receive a written confirmation of each securities transaction in my Securities Account. I agree that I will review each confirmation of a transaction that you send to me and that if I do not object by written notice to you within three days after receipt of the confirmation you are entitled to consider my failure to object as a representation by me that the confirmation is accurate, that the trade was executed with authorization by me, and that I waive any obligations whatsoever in the execution of the trade. I acknowledge that confirmations and account statements sent to me by you may not be changed or corrected in any way by a verbal or written communication with any registered representative, branch office manager, or other employee or officer purporting to act for you. I agree that I will immediately give you written notice of any failure by you to send to me timely a confirmation of account statement and you may consider that I have received each account statement and confirmation timely if I fail to give you such notice. Any objections or questions that I may have regarding statements of my INVESTORS MONEYCARDsm Account shall be made in accordance with my separate INVESTORS MONEYCARDsm Account Agreement with Bank.

14. Termination of Accounts. I may terminate my participation in RPR Plus, including my RPR Plus Account, at any time upon written notice to RPR. RPR may terminate my participation in RPR Plus, including my RPR Plus Account, at any time at RPR's discretion. I agree that I will remain responsible for any charges to my RPR Plus Account and any outstanding Card or Check transactions, whether arising before or after termination, and that the provisions of this Agreement will apply to any transactions or events in or related to this RPR Plus Account despite any termination of my participation in RPR Plus by RPR or me. In the event of any termination, RPR may withhold from assets then in my RPR Plus Account such amount as it may reasonably believe necessary to pay any amounts to RPR or Bank, and apply such amounts first to pay RPR and second to pay Bank. If my participation in the RPR Plus Program is terminated, either by me or RPR, I will promptly return my Card(s) and all unused Checks to Rauscher Pierce Refsnes, Inc., RPR Plus Department, 2500 RPR Tower, Plaza of the Americas, Dallas, Texas, 75201. Failure to return such Card(s) and Checks to RPR may result in a delay in complying with the instructions as to the disposition of assets in my RPR Plus Account.

                                  Arbitration

15. ARBITRATION. I UNDERSTAND THAT THIS AGREEMENT CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE AND THAT:

(A)  ARBITRATION IS FINAL AND BINDING ON THE PARTIES;

(B) THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL;

(C) PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS;

(D) THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED; AND

(E) THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.

I AGREE, AND BY CARRYING AN ACCOUNT FOR ME YOU AGREE, THAT ALL CONTROVERSIES THAT MAY ARISE AT ANY TIME BETWEEN ME AND YOU CONCERNING ANY TRANSACTION OR OTHERWISE RELATING DIRECTLY OR INDIRECTLY, TO THE CONSTRUCTION, PERFORMANCE, OR ASSERTED BREACH OF THIS OR ANY OTHER AGREEMENT OR OBLIGATION BETWEEN ME AND YOU WHETHER ENTERED INTO PRIOR, ON, OR SUBSEQUENT TO THE DATE HEREOF, SHALL BE DETERMINED BY ARBITRATION. SUCH ARBITRATION SHALL BE IN ACCORDANCE WITH THE RULES THEN IN EFFECT OF THE NEW YORK STOCK EXCHANGE, INC. OR OF ANY OTHER EXCHANGE OF WHICH YOU ARE A MEMBER, THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC., OR THE MUNICIPAL SECURITIES RULEMAKING BOARD. I AUTHORIZE YOU TO ELECT AMONG THESE SPONSORING ORGANIZATIONS IF I DO NOT MAKE AN ELECTION BY SENDING TO YOU WRITTEN NOTICE OF MY ELECTION WITHIN 15 DAYS AFTER YOU SEND TO ME WRITTEN NOTICE REQUESTING SUCH ELECTION. THE

AWARD OF THE ARBITRATORS, OR A MAJORITY OF THEM, SHALL BE FINAL AND BINDING AND JUDGMENT ON THE AWARD MAY BE ENTERED IN ANY COURT HAVING JURISDICTION.

                           Other Terms and Conditions

16. Regulations. All transactions in accounts established by you for me shall be handled in accordance with and subject to the applicable constitutions, rules, regulations, by-laws, customs, and usages of the National Association of Securities Dealers, Inc. and of the exchanges and markets and the clearing corporations, if any, where the transactions are executed by you, and applicable federal laws and applicable rules and regulations promulgated under such laws.
I agree to indemnify you and to hold you harmless from all claims, losses, damages, liability, and expenses, including attorney's fees and costs, that you may incur as a result of your handling of transactions in accordance with such requirements.

17. Security Interest. I grant to you a security interest in and to all securities, commodities, or other property of any kind in which I now or hereafter have rights of any kind and that are now or hereafter held by you in any account of mine or otherwise in your possession for any purpose, including safekeeping, or in the possession of a clearing corporation and deemed to be in your possession by applicable law, to secure the performance of any and all obligations I now or hereafter have to you under this agreement or any other agreement, including but not limited to my obligation to repay you for all advances made, or credit otherwise extended, to me heretofore, now, or hereafter in any margin account or otherwise.

18. Transaction Orders. I agree that when I give to you any buy order for any cash account of mine, if funds sufficient for the purpose are not already held in that account by you, I will promptly make full cash payment on or before the settlement date for the securities to be brought by you. I understand that if I sell the securities before I have paid for them must still make full payment with funds exclusive of the sale proceeds. I agree that when I give a sell order to you for any cash account of mine, if the securities to be sold by you are not held in that account, my order will constitute a representation that I own the items and will promptly deliver them to you for my account in good delivery form on or before the settlement date. Certain securities certificates may require additional documentation to be in good delivery form, and I therefore agree to ascertain from you whether my certificates are in good delivery form. I agree to make full cash payment promptly to you for any amounts which may become due in order to meet necessary requests for additional deposits or marked to market with respect to any unissued security purchased or sold by me in a cash account of mine. I also agree that I will promptly pay or deliver in good delivery form to you and dividend, interest, or distribution whether in cash, stock, rights, or other property, received by me after a sale by me made on a date before the security sold becomes ex-dividend, ex-interest, ex-rights or ex-distribution pursuant to the rules and practices of the exchange or market where the sale is made. If I fail to deliver to RPR any securities or commodities which have been sold pursuant to my order, RPR is authorized to borrow the securities or commodities necessary to make delivery thereof, and in the event of RPR's inability to borrow or otherwise obtain the commodities or securities, I shall be responsible for any loss sustained thereby. RPR shall have a reasonable time after payment to deliver to me any securities or commodities which have been purchased for my account. I understand and agree that when I place with you any sell order for short account I will designate it as such and I authorize you to mark such order as being "short", and that when I place with you any order for long account, I will designate it as such and will authorize you to mark such order as being "long." I agree that when I designate a sell order as "long" that designation shall be a certification within the meaning of the "Short Sales" rules under (S) 10 of the Securities Exchange Act of 1934 that the security is owned by me and either that it has been forwarded to my account or that it has been impractical to deliver it, but that I will deliver it to the account as soon as possible without undue inconvenience or expense. I understand that if i designate a sell order as "long" but do not have the securities in my account, the securities may be bought in after settlement date without notice to me.

19. Indemnify. I agree to indemnify you and to hold you harmless from all claims, losses, damages, liability, and expenses, including attorney's fees and costs, that you may incur as a result of following my instructions, as broker or principal, to buy, sell, transfer, deliver, or pledge securities or other property. I acknowledge that any such instructions made by me, whether in writing or orally (by telephone or otherwise), shall be binding upon me until revoked. I agree to be personally liable for any and all RPR Plus transactions (including but not limited to brokerage transactions, Card transactions, Check transactions and all other RPR Plus transactions) effected by any persons whom I give authority to use my INVESTORS MONEYCARDsm Account Card(s) or Checks.

20. RPR Status. In all transactions between you and me, I understand that you are acting as my broker except when you disclose to me in writing at or before the completion of a particular transaction that you are acting, with respect to such transaction, as dealers for your won account or as brokers for some other person. I understand that you are not acting for me as trustee or similar fiduciary.

21. Deposit Securities. Foreign securities may be held for my account abroad in such places and by such banks and other firms and places as you may determine. You are authorized to deposit securities owned by me beneficially or otherwise to the custody of any clearing corporation or other subsidiary organization of either a national securities exchange or registered national securities exchange or registered national securities association, or of a custodian bank in accordance with any system established by such exchange or association for the central handling of securities.

22. Transfers. You may, in your sole discretion, without notice to me, apply or transfer any securities or other property owned by me between or among any and all of my accounts with you (other than from regulated commodity accounts).

23. Market Changes. I agree that you will not be liable to me for any default by a market or exchange on which I have acquired a position. I understand that markets and exchanges may change terms, rules, or procedures which may affect markets adversity: a market or exchange may also default on a duty to pay its obligations or may be unable to take or make delivery of positions created thereon.

24. Lost Securities. I agree that if any securities owned by me are lost, destroyed, or stolen while in your possession or in transit from a seller or to a purchaser. I will promptly upon notice by you or otherwise of such occurrence make claim upon the issuer to issue new securities in place of the original securities and will undertake all commitments and obligations to the issuer that may be required by law to secure issuance of the new securities.

25. Bankruptcy Setoffs. I agree and understand that in the event that I commence a bankruptcy case under the laws of the United States, or an adjudicated bankrupt in an involuntary bankruptcy case brought under the laws of the United States, this agreement shall remain in full force and effect and you shall continue to have the right (as you otherwise have under this agreement) to set off any mutual debt and claim under or in connection with securities contracts that constitute the set off of a claim against me for a margin payment or settlement payment against cash, securities, or other property held by or due from you to margin, guarantee, secure or settle securities contracts, all as provided for in 11 U.S.C. (S) 362(b)(6) or any amendatory or successor provision thereto.

26. Refusal of Orders. I agree that you may limit the number of securities or other property you hold for any and all of my accounts and that you have the right at any time to cease accepting orders for additional securities or other property from me.

27. RPR Remedies. If I die, or I do not pay for any securities purchased by me on or before the settlement date or deliver to you any securities sold by you when due, or I fail to comply strictly with any initial or maintenance margin calls in any margin account of mine or I otherwise fail to perform any obligation I owe to you under this agreement or any other agreement, or should you for any reason whatsoever deem it necessary for your protection, you are authorized to take any or all of the following actions: (a) sell any securities or other property in any account of mine or otherwise in your possession, or (b) buy in any securities or other property for which any account of mine may be short or as required to make delivery pursuant to an order entered in any account of mine, or (c) cancel any unexecuted orders in order to close out any account of mine in whole or in part or in order to close out any commitment made in my behalf. Any sale, purchase, or cancellation made in my behalf. Any sale, purchase, or cancellation made by you as authorized in this paragraph may be made. In your sole discretion, on the exchange or other market where such business is usually transacted, or as public auction or at private sale, without advertising the same and without prior notice, tender, or demand to me. You may purchase any securities or other property sold pursuant to this paragraph free of any right of redemption by me. I agree that I will be liable for any deficiency resulting from any sale of securities made by you pursuant to this paragraph and that I will be liable for, and indemnify you from, any deficiency, claim, or loss resulting from your buying in any securities or other property in my account pursuant to this paragraph. I acknowledge that the securities or other property that you are authorized pursuant to this paragraph to sell out or to buy in, or with respect to which you are authorized to cancel orders, may change speedily in value unless you are authorized to take action immediately without prior notice, tender, or demand to me. I also acknowledge that your making of any prior notice, tender, or demand to me on any occasion shall not be considered a waiver of your rights under this paragraph to act without prior notice, tender or demand.

28.  Choice of Law.   THE INTERPRETATION, PERFORMANCE, AND ENFORCEMENT OF THIS
AGREEMENT AND ALL TRANSACTIONS AND PROCEEDINGS CONTEMPLATED OR REQUIRED THEREBY SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK, EXCEPT THAT THE FEDERAL ARBITRATION ACT SHALL GOVERN WITH RESPECT TO THE PROVISIONS IN THE SECTION HEADED "ARBITRATION" ABOVE TO THE EXTENT THAT THE LAWS OF THE STATE OF NEW YORK CONFLICT WITH SUCH ACT.

29. Attorneys Fees. If you are required to make any efforts to collect any obligations owed by me to you under this agreement or otherwise, including but not limited to the commencement of any proceeding, I agree that I will pay to you all expenses incurred in your collection efforts, including attorney fees and costs, unless I receive a final and binding award or judgment that I did not have any liability to you as claimed.

30. Severability. In the event that any one or more of the provisions contained in this agreement shall for any reason be held to be invalid, illegal, or unenforceable in any respect, such finding or holding shall only affect the provision or provisions involved and the remainder of this agreement and the application of all other provisions shall not be affected and shall continue in full force and effect.

31. Interest Limitation. Any provision herein, or any other document executed in connection herewith or in any other agreement to the contrary, notwithstanding, you shall not in any event be entitled to receive or collect any amounts, and you shall not be entitled to credit any amounts received by you, as a result of which you are paid as interest a sum greater than the maximum amount, if any, permitted by applicable law to be charged to me. If any construction of this agreement or of any and all other documents in connection herewith or of other agreements indicates a different right given to you to ask for, demand or receive any larger sum as interest, such is a mistake in calculation or wording, which this clause shall override and control, it being the intention of the parties that this agreement and all related documents shall in all things comply with applicable law, and proper adjustment shall automatically be made accordingly. In the event you ever receive, collect or apply as interest any sum in excess of the maximum legal rate, if any, such excess amount shall be applied to the reduction of the debit balance of any and all of my accounts, and if I do not have a debit balance any remaining excess shall be paid to me. In determining whether or not the interest paid or payable under any specific contingency exceeds the highest lawful rate, if any, you and I shall, to the maximum extent permitted under applicable law, characterize any nonprincipal payment as an expense, commission, fee, or premium rather than as interest and shall "spread" the total amount of interest throughout the entire time that you have maintained any margin account, or any cash or other account with a debit balance, for me so that the interest rate is uniform throughout such time, provided that if the interest received for the actual period of such accounts exceeds the maximum lawful rate, if any, you shall refund to me the amount of such excess or credit the amount against any debit balance still owing at the time in question.

32. No Waiver. Under no circumstances shall the exercise by you of any rights under this agreement, or the failure by you to exercise any rights under this agreement, be construed in any way as a waiver or relinquishment of any rights you have under this agreement or under any other agreement.

33. Notice. I agree that, except as otherwise provided herein, I will give you any written notice required or permitted under this agreement by hand-delivery or first class mail, postage prepaid, at the address indicated in paragraph 14 above, or at such other address as you may instruct, and that such notice by mail shall be deemed effective as of the date sent by me. I also agree that any written notice sent by you to me shall be deemed to be effective as of the date sent by you by first class mail, postage prepaid, at my address given below, or at such other address of which I give you written notice.

34. Integration. This agreement constitutes the entire agreement between us and supersedes all prior or contemporaneous written or oral agreements between us concerning the account (except with respect to any written options, commodities, joint account, or other agreement on your approved forms, or signed by an authorized officer in your administrative or executive officers, the terms of which supplement this agreement). This agreement cannot be amended, modified, supplemented, or altered in any way other than as provided for expressly herein in the section headed "Future RPR Amendments" or by written agreement between me and you on your approved form or by an authorized officer in your administrative or executive offices. Further, I confirm and represent that no person has made any verbal or written representation to me concerning this agreement or any term hereof which is not included herein.

35.  Authorization to Change Service Providers:

     Termination of Services. RPR may select persons other than Bank or Norwest to provide any of the services described as provided by Bank or Norwest in this Agreement. RPR may also decide at any time to terminate the linkage of RPR Plus with the INVESTORS MONEYCARDsm or any replacement Card, or to terminate my ability to write Checks, and I agree to surrender all Card(s) or unused Checks to RPR immediately upon being informed of such termination.

                            Customer Representations

36. Customer Representations. I represent that I have reached the age of majority, that neither I nor my spouse is the employee of any exchange or of any corporation of which any exchange owns the majority of the capital stock, or of a member of any exchange or member firm or member corporation registered on any exchange, or of a bank, trust company, insurance company or of any corporation, firm or individual engaged in the business of dealing either as broker or as principal, in securities, bills of exchange, acceptances or other forms of commercial paper. I agree that I will notify you in writing if I or my spouse become so employed during the term of this Agreement. I further represent that no one except me has an interest in any accounts of mine with you, other than in accounts you hold in my name jointly with others named on the account.

I further represent that I have received a copy of the Prospectus, relating to the Automatic Cash Investment Fund, and the INVESTORS MONEYCARDsm Agreement.

I agree to promptly comply with any request for additional documents you may make in order to comply with applicable law or the policies and procedures of RPR and/or the Bank.

THIS IS A BINDING CONTRACT. READ IT BEFORE SIGNING. PLEASE RETAIN A COPY FOR YOUR RECORDS.

     By my signature below, I acknowledge receipt of a copy of this RPR Plus Account Agreement and consent to all of the terms and conditions contained herein. Should you modify this Agreement in whole or part, my use of the Card(s) or Checks after you have notified me of the amendments shall constitute my agreement to the modifications.

Acct No. __________    Date:  10/25/91
Name(s):  Tom L. Ward
Address:  P.O. Box 54525
City/State/Zip:  Oklahoma City, OK  73154
Phone No.:  ____________
      __ Check here if you want a phone number to appear on checks


Notice to Customer. You must cross out item (2) in this box if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notice from the IRS that you are no longer subject to backup withholding, do not cross out item (2).

Under the penalties of perjury I certify:

(1) that the number below is my correct taxpayer identification number and (2) that I am not subject to backup withholding either because I have not been notified that I am subject to backup withholding as a result of a failure to report all interest or dividends, or the Internal Revenue Service has notified me that I am not longer subject to back up withholding.

Social Security/Tax I.D. Number:  ###-##-####

ACCOUNT DISCLOSURE

Unless otherwise indicated below, I understand that RPR will release my name, address, and security positions to any corporation requesting this information about my account.

___ I DO NOT want RPR to release the above information.
___ I DO NOT want a VISA GOLD Card.

FUND ELECTION

I elect the following Fund as my Automatic Cash Investment Fund:

___ Carnegie Liquid Income Trust
___ Carnegie Government Securities Trust
___ Carnegie Tax Free Income Trust
___ Credit Interest Program (C.I.P.)

If I fail to choose one of these choices, you are to deposit such funds in the RPR Credit Interest Program ("CIP") for me.


CUSTOMER:

I ACKNOWLEDGE THAT MY SECURITIES WHEN BEING USED AS COLLATERAL FOR A LOAN BY YOU MAY BE LOANED, SEPARATELY OR TOGETHER WITH THE SECURITIES OF OTHERS, EITHER TO RAUSCHER PIERCE REFSNES, INC., OR OTHERS. THIS AGREEMENT CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE.

               Tom Ward
--------------------------------------
           (Print Name)

          \s\ Tom L. Ward
--------------------------------------
       (Individual Signature)

--------------------------------------
     (Joint Account Signature)


If signing as agent for a corporation, partnership, or other entity, state agency status (e.g., President, Partner, etc.)